Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

October 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed October 14, 2021
File No. 333-257722

We are submitting this letter in response to the comment letter, dated October 14, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 9 to the Registration Statement on Form S-1 (the “Amendment No. 9”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 9 marked to indicate changes from our Amendment No. 8 to the Registration Statement filed on October 14, 2021. Our response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. The page references in our response are to the pages in the clean version of our Amendment No. 9.

Amendment No. 8 to Registration Statement on Form S-1 filed on October 14, 2021

Summary, page 1

1.	We reissue our oral comment as further discussed this morning. As discussed, as Ameluz has not been submitted to the FDA for an IND for all indications included in the product table, including those indicated as “Phase III,” revise the product development table to depict the products in a traditional pipeline format, indicating the current FDA status of all indications. For those indications for which an IND has not been submitted, remove them from the pipeline table to the extent they are not material. To the extent indications for which an IND has not been submitted are material, indicate the expected IND submission date, to the extent known.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 2 and 64 to replace the tables included in Amendment No. 8 to the Registration Statement with a revised product development table, identical to the table shared with the Staff earlier today, in a traditional pipeline format for clinical studies we have presented to the FDA and with more detail about the status of these clinical studies. We respectfully inform the Staff, as indicated in our revised disclosure, that we have been able to conduct these studies under the original IND application for Ameluz® that was submitted to the FDA in 2017 for the development of Ameluz®/BF-RhodoLED® to treat superficial basal cell carcinoma, and later amended to include the BF-RhodoLED® XL lamp, as the FDA has a policy to allow multiple indications to be conducted under the same IND as long as the formulation is the same and it is submitted to the same FDA reviewing division.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 2 of 2
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)